

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 10, 2009

Mr. Ming Wong
Devonshire Resources Ltd.
21 Water Street, Suite 400
Vancouver, British Columbia, V6B 1A1
Canada

> **Re:** **Devonshire Resources Ltd.**
> **Form 20-F for Fiscal Year Ended June 30, 2007**
> **Filed January 2, 2008**
> **File No. 0-51236**

Dear Mr. Wong:

We issued comments to you on the above captioned filing on October 30, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 24, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 24, 2009, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Tracie Towner at 202-551-3744 if you have any questions.

Sincerely,

Karl Hiller
Branch Chief